# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B200
Title of class of securities: 5.50% Series B Cumulative Convertible Preferred Stock
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-25-007064
Filed by CIK 0001621802

## Reporting persons
- INFRASTRUCTURE CAPITAL ADVISORS, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I: type of reporting person: investment company (IV), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 674,435; sole dispositive power 0; shared dispositive power 674,435; aggregate amount beneficially owned 674,435 (21.9% of the class)
- Jay Hatfield: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, TX, 75254

## Item 2. Person Filing
Name of person filing:
Infrastructure Capital Advisors, LLC
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I
Jay Hatfield
Address of principal business office or, if none, residence:
Infrastructure Capital Advisors, LLC
1325 AVENUE OF THE AMERICAS, 28TH FLOOR,
NEW YORK, NY, 10019

Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I
1325 AVENUE OF THE AMERICAS, 28TH FLOOR,
NEW YORK, NY, 10019

Jay Hatfield
1325 AVENUE OF THE AMERICAS, 28TH FLOOR,
NEW YORK, NY, 10019
Citizenship:
Infrastructure Capital Advisors, LLC - New York
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - Delaware
Jay Hatfield - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 674,435
Jay Hatfield - 0
Percent of class:
Infrastructure Capital Advisors, LLC - 0.0%
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 21.90%
Jay Hatfield - 0.0%
Sole power to vote or to direct the vote:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 0
Jay Hatfield - 0
Shared power to vote or to direct the vote:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 674,435
Jay Hatfield - 0
Sole power to dispose or to direct the disposition:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 0
Jay Hatfield - 0
Shared power to dispose or to direct the disposition:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 674,435
Jay Hatfield - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the shares of the 5.50% Series B Cumulative Convertible Preferred Stock reported in this Schedule 13G are held in the accounts of Infrastructure Capital Advisors, LLC's clients, none of which, other than Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I, individually owns more than 5% of the 5.50% Series B Cumulative Convertible Preferred Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- INFRASTRUCTURE CAPITAL ADVISORS, LLC: ______________________________________, Samuel Caffrey-Agoglia, General Counsel and Chief Compliance Officer (08/14/2026)
- Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I: ______________________________________, Samuel Caffrey-Agoglia, General Counsel and Chief Compliance Officer (08/14/2026)
- Jay Hatfield: ______________________________________, Jay Hatfield (08/14/2026)